

## Eshwar Inapuri · 3rd

Bioengineer, Co-founder & CEO at InnaMed

Philadelphia, Pennsylvania, United States · 500+ connections ·

**Contact info**

 **InnaMed**

 **University of Pennsylvani**

# Experience



### Co-founder & CEO
InnaMed
May 2016 – Present · 4 yrs 10 mos

Enhancing the patient experience w/at-home blood testing technology and cloud-based health analytics. Currently looking to collaborate with CROs and pharmaceutical companies to enable custom research and commercial tools. Soon will be offering chronic care providers a clinically robust platform for remote patient monitoring. See more at www.InnaMed.com.



### Diagnostics R&D
University of Pennsylvania
Aug 2016 – Jul 2019 · 3 yrs
Philadelphia, Pennsylvania, United States

Used microfluidics and microelectronics to research next-generation point-of-care diagnostics.



### Finance and Accounting
Clark Hill PLC
May 2015 – Aug 2015 · 4 mos
Detroit, MI

Handled negotiated rate requests, prepared litigation for overdue invoices, analyzed time entries for monthly billing cycles, and created corporate portfolio reports.



### Therapeutic R&D

Michigan Medicine

May 2014 – Apr 2015 · 1 yr

Center for Arrhythmia Research

Used organic chemistry to research targeted nanoparticle therapies for cardiac arrhythmia.

# Education



### University of Pennsylvania

Bachelor's Degree, Bioengineering

2015 – 2019

Activities and Societies: Executive Editor for Synapse Healthcare Magazine, South Asia Society Board Member, Researcher in the Issadore Lab



### Novi High School

2011 – 2015

Activities and Societies: • DECA Financial Decision Making State Champion • HOSA Pathophysiology State Champion •Economics Challenge State Champion • TEDxDetroit Speaker • National Merit Finalist • National AP Scholar • Varsity Quiz Bowl Captain • Doubles Tennis • Top Ten Graduate •

# Volunteer experience

### Volunteer

Philadelphia VA Medical Center

Jun 2017 – Jan 2020  • 2 yrs 8 mos

Health



### Volunteer

Beaumont Hospital

Aug 2013 – Nov 2014  • 1 yr 4 mos

Health

# Skills & endorsements

**Research** · 16

 Endorsed by **Hannah Liu and 1 other who is highly skilled at this**

## Leadership · 11

 Endorsed by **Hannah Liu and 2 others who are highly skilled at this**

 Endorsed by **2 of Eshwar's colleagues at University of Pennsylvania**

## Public Speaking · 12

Endorsed by **Aditya Vivek Doddipatla and 3 others who are highly skilled at this**

 Endorsed by **2 of Eshwar's colleagues at University of Pennsylvania**

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